FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated September 26, 2007 entitled, "CN to acquire key operations of Elgin, Joliet and Eastern Railway for US$300 million".

Item 1

NEWS RELEASE

CN to acquire key operations of Elgin,
Joliet and Eastern Railway for US$300 million

MONTREAL and PITTSBURGH, Sept. 26, 2007— Canadian National Railway Company (CN) (NYSE: CNI, TSX: CNR) and United States Steel Corporation (NYSE: X) announced today that their respective Boards of Directors have approved an agreement under which CN will acquire the major portion of the Elgin, Joliet and Eastern Railway Company (EJ&E) for US$300 million (approximately C$301 million). The acquisition will significantly improve the fluidity of CN’s rail operations in the Chicago region, rewarding customers with faster transit times and more reliable service. Under the agreement, U. S. Steel’s Transtar subsidiary will retain railroad assets, equipment, and employees that support the Gary Works site in Northwest Indiana and the steelmaking operations of U. S. Steel. Transtar’s remaining operations will become the Gary Railway.

The acquisition is subject to regulatory review by the U.S. Surface Transportation Board (STB). Both CN and U. S. Steel believe that if the application is approved by the STB as filed, it should allow closing in mid-2008.

EJ&E, a Class II railroad, operates over 198 main line miles of track encircling the City of Chicago from Waukegan, Ill., on the north, to Joliet, Ill., on the west, to Gary, Ind., on the southeast, and then to South Chicago.

CN President and Chief Executive Officer E. Hunter Harrison said: “This acquisition is good news for railroading in Chicago. Chicago is essential to CN’s rail operations, yet it presents us with major operational challenges. This transaction will improve rail operations on the CN system and the rest of the Chicago rail network by moving CN trains out of the urban core to EJ&E lines on the outskirts of the Chicago metropolitan area.”

U. S. Steel Chairman and Chief Executive Officer John P. Surma said: “This transaction is positive for all involved. Our EJ&E employees and customers, and the communities in which we operate will benefit from the EJ&E being part of a large Class I railroad, while U. S. Steel will be able to focus on the railroad assets serving Gary Works.”

Harrison said: “This acquisition not only will give CN an opportunity to expand its service to the North American steel industry, but also will drive new efficiencies and operating improvements on CN’s network. Streamlined rail operations and reduced congestion resulting from this acquisition will benefit current CN and EJ&E customers, the City of Chicago, nearby communities, and the overall rail network in the region.”

CN plans to invest approximately US$100 million for integration, new connections, and infrastructure improvements to add capacity on the EJ&E line and allow network synergies to be realized over time. The acquisition, which will be financed with debt and cash-on-hand, is expected to be slightly accretive to CN’s diluted earnings per share in the first year following STB approval.

The combination of the two rail networks is straightforward and will allow EJ&E’s existing traffic to be moved more efficiently and at lower cost. There are no shippers served only by CN and EJ&E (2–to-1 shippers) who will lose direct rail competition as a result of the acquisition, nor will there be any other adverse impacts on competition. As in past transactions, CN is committed to keeping gateways open and honoring trackage rights agreements with all connecting carriers.

Gordon T. Trafton, CN’s Senior Vice-President, Southern Region, said: “This acquisition will bring EJ&E’s experienced railroaders into the CN family and will bridge what has been the missing link to connect the Eastern, Western, and Southern regions of CN’s network. We will apply our proven business model in implementing this acquisition using the measured, step-by-step approach we have employed in our previous transactions to flawlessly integrate these operations.”

CN will host a conference call for media and the investment community to discuss the transaction at 10 a.m. Eastern time today. Participants may dial 1-866-542-4239 or 1-416-641-6114. CN will also webcast the call via the investors section of its website, www.cn.ca/investors.

More information on the transaction, including a map of the areas served by EJ&E and CN, is available at www.cn.ca/EJ&Eacquisition or click on the EJ&E Acquisition icon on CN’s home page.

Franchise Facts for Elgin, Joliet & Eastern Railway Company

▪	The Elgin, Joliet & Eastern Railway Company is a Class II railroad owned by United States Steel’s Transtar subsidiary.

▪
EJ&E operates over 198 main line miles of track encircling the City of Chicago from Waukegan, Ill., on the north to Joliet, Ill., on the west, to Gary, Ind., on the southeast, and then to South Chicago.

▪
EJ&E serves steel mills, petroleum and chemical plants, and a diverse group of distribution centers, handling a full range of commodities, from bulk raw materials to finished products.  Coal is also moved to utility plants in Illinois and Indiana.

▪	EJ&E owns 58 locomotives and operates a fleet of general service and specialized railroad equipment.

▪	Interline rail connections exist with all of the major railroads entering Chicago, which gives EJ&E customers access to the North American rail system.

▪	EJ&E employs 700 people in Illinois and Indiana.

Franchise Facts for Canadian National Railway Company

▪
CN operates the largest rail network in Canada and the only transcontinental network in North America.  The company operates approximately 20,300 route miles in eight Canadian provinces and 16 U.S. states.

▪
CN has the shortest route from the Atlantic coast to the U.S. Midwest through the Paul M. Tellier Tunnel between Sarnia, Ont., and Port Huron, Mich. The tunnel handles double stack containers and the largest automotive carriers in service.

▪
CN’s business strategy is guided by five core principles:  providing good service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  CN’s efforts to increase speed, efficiency, and reliability through the execution of its precision railroading concept are ongoing and never-ending.

▪
CN’s revenue is derived from movements of a balanced mix of goods between diverse origins and destinations.  Approximately 77 percent of CN’s revenue comes from U.S. domestic operations, Canada/U.S. transborder operations, and offshore traffic, with 23 percent generated from Canadian domestic operations.

▪	CN has the lowest operating ratio among Class I railroads.

▪	CN employs approximately 21,700 people in the U.S. and Canada.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. CN’s 2006 revenue was C$7.9 billion (US$7.9 billion).

United States Steel Corporation is an integrated steel producer focused on high value-added steel sheet and tubular products. U. S. Steel has major production operations in the United States and Central Europe with more than 46,000 employees worldwide and an annual raw steel production capability of 26.8 million net tons. The company is also engaged in several other business activities including the production of iron ore pellets in the United States and the production of coke in both the United States and Central Europe; transportation services (railroad and barge operations); and real estate operations.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects there may be continued weakness in certain segments of the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

For CN:		For U. S. Steel:
Media		Media
Mark Hallman	Jim Kvedaras	John Armstrong
(905) 669-3384	(708) 332-3508	(412) 433-6792

Investment Community		Investment Community
Robert Noorigian		Nick Harper
(514) 399-0052		(412) 433-1184

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	September 26, 2007	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel